Exhibit 99.2
Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended		For the six months ended
		June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars except for per share amounts)		2009	2008	2009	2008

Revenue
Premium income:
Annuities		$1,531	$882	$2,884	$1,699
Life insurance		1,589	1,430	3,138	2,818
Health insurance		1,072	994	2,189	1,974

		4,192	3,306	8,211	6,491

Net investment income (loss) (Note 8):
Change in fair value of held-for-trading assets		2,858	(1,176)	1,953	(2,348)
Income (loss) from derivative investments		(366)	55	(447)	(415)
Net gains (losses) on available-for-sale assets		(15)	24	(65)	52
Other net investment income		1,423	1,487	2,866	3,097

		3,900	390	4,307	386

Fee income		628	715	1,230	1,420

		8,720	4,411	13,748	8,297

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,178	1,336	2,558	2,605
Annuity payments		343	345	686	684
Death and disability benefits		784	687	1,632	1,368
Health benefits		802	736	1,602	1,454
Policyholder dividends and interest on claims and deposits		367	304	699	583

		3,474	3,408	7,177	6,694
Net transfers to (from) segregated funds		242	196	350	308
Increase (decrease) in actuarial liabilities (Note 10)		2,806	(1,000)	3,334	(2,540)
Commissions		424	377	821	752
Operating expenses		767	712	1,544	1,464
Premium taxes		55	63	110	115
Interest expense		109	101	206	199

		7,877	3,857	13,542	6,992

Income before income taxes and non-controlling interests		843	554	206	1,305
Income taxes expense (benefit) (Note 11)		228	11	(217)	201
Non-controlling interests in net income of subsidiaries		3	5	6	14

Total net income		612	538	417	1,090
Less: Participating policyholders’ net income		4	2	4	3

Shareholders’ net income		608	536	413	1,087
Less: Preferred shareholder dividends		17	17	35	35

Common shareholders’ net income		$591	$519	$378	$1,052

Average exchange rates:
	U.S. dollars	1.17	1.01	1.21	1.01
	U.K. pounds	1.81	1.99	1.79	1.99

Earnings per share (Note 4)
Basic		$1.06	$0.92	$0.68	$1.87
Diluted		$1.05	$0.91	$0.67	$1.85

Weighted average shares outstanding in millions (Note 4)
Basic		560	562	560	563
Diluted		561	563	560	565

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     17

Interim consolidated financial statements
Consolidated balance sheets

		As at
		June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)		2009	2008	2008

Assets
Bonds — held-for-trading		$49,876	$48,458	$48,689
Bonds — available-for-sale		10,512	10,616	9,905
Mortgages and corporate loans		21,177	22,302	21,106
Stocks — held-for-trading		3,771	3,440	4,518
Stocks — available-for-sale		841	1,018	719
Real estate		4,941	4,908	4,490
Cash, cash equivalents and short-term securities		11,200	8,879	5,382
Derivative assets		1,306	2,669	1,715
Policy loans and other invested assets		3,594	3,585	4,418
Other invested assets — held-for-trading		380	380	464
Other invested assets — available-for-sale		524	623	738

Invested assets		108,122	106,878	102,144
Goodwill		6,496	6,598	6,121
Intangible assets		968	878	812
Other assets		5,061	5,479	4,498

Total general fund assets		$120,647	$119,833	$113,575

Segregated funds net assets		$70,772	$65,762	$73,245

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 10)		$83,601	$81,411	$78,208
Amounts on deposit		4,114	4,079	3,702
Deferred net realized gains		253	251	272
Senior debentures (Note 7)		3,312	3,013	3,014
Derivative liabilities		1,898	3,219	739
Other liabilities		6,382	7,831	7,471

Total general fund liabilities		99,560	99,804	93,406
Subordinated debt (Note 6)		3,064	2,576	2,546
Non-controlling interests in subsidiaries		33	44	41
Total equity		17,990	17,409	17,582

Total general fund liabilities and equity		$120,647	$119,833	$113,575

Segregated funds contract liabilities		$70,772	$65,762	$73,245

Exchange rate at balance sheet date:
	U.S. dollars	1.16	1.22	1.02
	U.K. pounds	1.91	1.78	2.03
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
18     Sun Life Financial Inc. | Second Quarter 2009

Interim consolidated financial statements
Consolidated statements of equity

	For the six months ended
	Participating		June 30	June 30
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2009	2008

Preferred shares
Balance, beginning of period	$—	$1,495	1,495	1,495
Preferred shares issued (Note 6)	—	250	250	—
Issuance costs, net of taxes (Note 6)	—	(4)	(4)	—

Balance, end of period	—	1,741	$1,741	$1,495

Common shares
Balance, beginning of period	—	6,983	6,983	7,033
Stock options exercised	—	2	2	5
Shares issued under dividend reinvestment and share purchase plan (Note 6)	—	29	29	—
Common shares purchased for cancellation (Note 6)	—	—	—	(58)

Balance, end of period	—	7,014	7,014	6,980

Contributed surplus
Balance, beginning of period	—	118	118	62
Stock-based compensation	—	(2)	(2)	39

Balance, end of period	—	116	116	101

Retained earnings
Balance, beginning of period	111	11,101	11,212	11,391
Net income	4	413	417	1,090
Dividends on common shares	—	(403)	(403)	(405)
Dividends on preferred shares	—	(35)	(35)	(35)
Common shares purchased for cancellation (Note 6)	—	—	—	(151)

Balance, end of period	115	11,076	11,191	11,890

Accumulated other comprehensive income (loss), net of taxes (Note 11)
Balance, beginning of period	(5)	(2,394)	(2,399)	(2,764)
Total other comprehensive income (loss)	(3)	330	327	(120)

Balance, end of period	(8)	(2,064)	(2,072)	(2,884)

Total retained earnings and accumulated other comprehensive income	107	9,012	9,119	9,006

Total equity	$107	$17,883	$17,990	$17,582

Accumulated other comprehensive income (loss), net of taxes (Note 11)
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$(649)	$(649)	$(337)
Unrealized foreign currency translation gains (losses), net of hedging activities	(8)	(1,496)	(1,504)	(2,573)
Unrealized gains on derivatives designated as cash flow hedges	—	81	81	26

Balance, end of period	$(8)	$(2,064)	$(2,072)	$(2,884)

Consolidated statements of comprehensive income

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2009	2008	2009	2008

Total net income	$612	$538	$417	$1,090
Other comprehensive income (loss), net of taxes (Note 11):
Unrealized foreign currency translation gains (losses), excluding hedges	(1,007)	(74)	(550)	263
Unrealized foreign currency gains (losses), net investment hedges	193	55	91	(15)
Net adjustment for foreign exchange losses (gains) (Note 15)	4	—	4	—
Unrealized gains (losses) on available-for-sale assets	1,083	(77)	761	(321)
Reclassifications to net income for available-for-sale assets	(1)	(13)	19	(41)
Unrealized gains (losses) on cash flow hedging instruments	3	(36)	—	(13)
Reclassifications to net income for cash flow hedges	(3)	2	2	7

Total other comprehensive income (loss)	272	(143)	327	(120)

Total comprehensive income	884	395	744	970

Less: Participating policyholders’ net income	4	2	4	3
Participating policyholders’ foreign currency translation (gains) losses, excluding hedges	(4)	—	(3)	1

Shareholders’ comprehensive income	$884	$393	$743	$966

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com      19

Interim consolidated financial statements
Condensed consolidated statements of cash flows

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2009	2008	2009	2008

Cash flows provided by (used in) operating activities
Total net income	$612	$538	$417	$1,090
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	2,845	(967)	3,438	(2,515)
Unrealized losses (gains) on held-for-trading assets and derivatives	(2,884)	1,001	(1,539)	2,623
Amortization of deferred gains and unrealized gains on real estate investments	(22)	(37)	(50)	(67)
Accrued expenses and taxes	22	(75)	(187)	(456)
Investment income due and accrued	51	4	(1)	(25)
Other items not affecting cash	128	61	(278)	80
Realized losses (gains) on held-for-trading and available-for-sale assets	383	81	43	74
New mutual fund business acquisition costs capitalized	(24)	(11)	(40)	(21)
Redemption fees of mutual funds	2	4	8	9

Net cash provided by operating activities	1,113	599	1,811	792

Cash flows provided by (used in) financing activities
Borrowed funds	(23)	25	(6)	10
Issuance of senior financing	58	66	119	66
Collateral on senior financing	34	—	231	—
Issuance of senior debenture (Note 7)	299	—	299	—
Issuance of subordinated debt (Note 6)	—	348	496	746
Payments to underwriters (Note 6)	(6)	—	(6)	—
Issuance of common shares on exercise of stock options	2	3	2	5
Issuance of preferred shares (Note 6)	250	—	250	—
Common shares purchased for cancellation (Note 6)	—	(99)	—	(209)
Dividends paid on common shares	(372)	(202)	(573)	(405)
Dividends paid on preferred shares	(17)	(17)	(35)	(35)

Net cash provided by financing activities	225	124	777	178

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	5,941	6,673	10,916	13,267
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(5,317)	(7,110)	(10,477)	(14,292)
Policy loans	(50)	(23)	(98)	(44)
Short-term securities	(928)	(252)	(364)	(353)
Other investments	(704)	(107)	(342)	(61)

Net cash provided by (used in) investing activities	(1,058)	(819)	(365)	(1,483)

Changes due to fluctuations in exchange rates	(481)	(47)	(321)	24

Increase (decrease) in cash and cash equivalents	(201)	(143)	1,902	(489)
Cash and cash equivalents, beginning of period	9,366	3,257	7,263	3,603

Cash and cash equivalents, end of period	9,165	3,114	9,165	3,114
Short-term securities, end of period	2,035	2,268	2,035	2,268

Cash, cash equivalents and short-term securities, end of period	$11,200	$5,382	$11,200	$5,382

Supplementary information
Cash and cash equivalents:
Cash			$740	$548
Cash equivalents			8,425	2,566

			$9,165	$3,114

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$155	$148	$186	$182

Income taxes, net of refunds	$183	$136	$155	$279

The attached notes form part of these interim consolidated financial statements.
20     Sun Life Financial Inc. | Second Quarter 2009

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2009	2008	2009	2008

Additions to segregated funds
Deposits:
Annuities	$2,639	$2,199	$5,071	$4,711
Life insurance	203	857	427	1,145

	2,842	3,056	5,498	5,856
Net transfers (to) from general funds	242	196	350	308
Net realized and unrealized gains (losses)	5,911	(87)	3,565	(3,276)
Other investment income	543	619	803	975

	9,538	3,784	10,216	3,863

Deductions from segregated funds
Payments to policyholders and their beneficiaries	1,891	2,184	3,664	4,199
Management fees	217	228	410	437
Taxes and other expenses	67	22	143	53
Effect of changes in currency exchange rates	2,039	176	989	(866)

	4,214	2,610	5,206	3,823

Net additions (reductions) to segregated funds for the period	5,324	1,174	5,010	40
Segregated funds net assets, beginning of period	65,448	72,071	65,762	73,205

Segregated funds net assets, end of period	$70,772	$73,245	$70,772	$73,245

Consolidated statements of segregated funds net assets

	As at
	June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)	2009	2008	2008

Assets
Segregated and mutual fund units	$54,554	$49,392	$56,272
Stocks	5,141	5,178	7,607
Bonds	9,686	9,771	8,630
Cash, cash equivalents and short-term securities	1,726	863	1,169
Real estate	131	153	218
Mortgages	38	43	39
Other assets	1,829	2,068	1,331

	73,105	67,468	75,266

Liabilities	2,333	1,706	2,021

Net assets attributable to segregated funds policyholders	$70,772	$65,762	$73,245

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com      21

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2008 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2009
GOODWILL AND INTANGIBLE ASSETS
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064, Goodwill and Intangible Assets. Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from International Financial Reporting Standards (IFRS). The adoption of this Section did not have a material impact on these interim consolidated financial statements.
CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Effective January 1, 2009, the Company adopted the CICA Emerging Issues Committee (EIC) Abstract No.173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC 173). EIC 173 clarifies how an entity’s own credit risk and that of the relevant counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The new guidance did not have a material impact on these interim consolidated financial statements.
EFFECTIVE INTEREST METHOD FOR FINANCIAL INSTRUMENTS SUBSEQUENT TO RECOGNITION OF AN IMPAIRMENT LOSS
In June 2009, the Company retroactively adopted amendments to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement. The amendments clarify that, subsequent to the recognition of an impairment loss, the rate used to determine the impairment loss is used to calculate interest income on the impaired debt security. The amendments make the application of the effective interest method under Section 3855 consistent with the application of this method under IFRS. The adoption of these amendments did not have a material impact on these interim consolidated financial statements.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
FINANCIAL INSTRUMENT DISCLOSURES
In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments — Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in IFRS. The Company will include these additional disclosures in its annual consolidated financial statements for the year ending December 31, 2009.
3. Acquisition
On June 15, 2009, the Company announced its proposed acquisition of the United Kingdom operations of Lincoln National Corporation (Lincoln U.K.) for an estimated purchase price of $359. The final purchase price is subject to adjustment related to market and business performance between signing and closing and to a potential adjustment related to the Lincoln U.K. pension plan. The completion of the transaction is subject to regulatory approvals and the satisfaction of customary closing conditions and is anticipated to be completed later this year.
22     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
4. Earnings per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Common shareholders’ net income	$591	$519	$378	$1,052
Less: Effect of stock options of subsidiaries(1)	1	4	2	8

Common shareholders’ net income on a diluted basis	$590	$515	$376	$1,044

Weighted average number of shares outstanding for basic earnings per share (in millions)	560	562	560	563
Add: Adjustments relating to the dilutive impact of stock options(2)	1	1	—	2

Weighted average number of shares outstanding on a diluted basis (in millions)	561	563	560	565

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method, which assumes that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustments relating to the dilutive impact of stock options.
5. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which include active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three and six months ended June 30, 2009, consists of interest of $35 and $74, respectively, ($32 and $69, respectively, in 2008) and fee income of $13 and $24, respectively, ($13 and $27, respectively, in 2008).

Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2009
Revenue	$3,482	$3,920	$299	$634	$433	$(48)	$8,720
Total net income (loss)	$218	$425	$32	$20	$(83)	$—	$612

June 30, 2008
Revenue	$2,276	$1,624	$367	$71	$128	$(55)	$4,411
Total net income	$298	$83	$56	$12	$89	$—	$538

Results by segment for the six months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2009
Revenue	$5,731	$6,280	$587	$872	$376	$(98)	$13,748
Total net income (loss)	$412	$18	$60	$37	$(110)	$—	$417

June 30, 2008
Revenue	$4,596	$2,684	$729	$190	$204	$(106)	$8,297
Total net income	$545	$197	$115	$25	$208	$—	$1,090

Sun Life Financial Inc. | sunlife.com     23

Condensed notes to the interim consolidated financial statements (unaudited)

Assets by segment as at
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2009
General fund assets	$53,998	$46,414	$707	$6,484	$14,324	$(1,280)	$120,647
Segregated funds net assets	$36,549	$27,657	$—	$2,275	$4,291	$—	$70,772

December 31, 2008
General fund assets	$53,935	$45,746	$847	$6,274	$14,373	$(1,342)	$119,833
Segregated funds net assets	$32,333	$27,443	$—	$1,696	$4,290	$—	$65,762

June 30, 2008
General fund assets	$55,635	$38,854	$782	$5,263	$14,254	$(1,213)	$113,575
Segregated funds net assets	$37,767	$27,504	$—	$1,912	$6,062	$—	$73,245

6. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates. Further details on the Company’s capital and how it is managed are included in Note 10 of the 2008 annual consolidated financial statements.
SLF Inc. and its principal operating subsidiaries were above their minimum internal targets as at June 30, 2009. Sun Life Assurance’s Minimum Continuing Capital Surplus Requirement (MCCSR) ratio as at June 30, 2009 was above the minimum levels that would require any regulatory or corrective action. The Risk-Based Capital of Sun Life Assurance Company of Canada (U.S.), the Company’s principal operating life insurance subsidiary in the United States, is published annually. At December 31, 2008, the ratio exceeded the regulatory minimum.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	June 30	December 31	June 30
	2009	2008	2008

Equity:
Participating policyholders’ equity	$107	$106	$99
Preferred shareholders’ equity	1,741	1,495	1,495
Common shareholders’ equity	16,142	15,808	15,988

Total equity	17,990	17,409	17,582

Other capital securities:
Subordinated debt	3,064	2,576	2,546
Sun Life Assurance debentures, Series A, B(1)	1,150	1,150	1,150

Total other capital securities	4,214	3,726	3,696

Total capital	$22,204	$21,135	$21,278

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
B) SIGNIFICANT CAPITAL TRANSACTIONS
i) ISSUANCE OF PREFERRED SHARES AND SUBORDINATED DEBT
On May 20, 2009, SLF Inc. issued $250 of Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R (Series 6R Shares) at a price of $25.00 per share. Holders are entitled to receive fixed non-cumulative quarterly dividends of $0.375 per share, yielding 6.00% annually, until June 30, 2014. On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (Series 7QR Shares) on June 30, 2014 and on June 30 every five years thereafter. Holders of Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month government of Canada treasury bill yield plus 3.79%. Underwriting commissions of $4 (net of taxes of $2) were deducted from the Series 6R Shares in the interim consolidated statements of equity. Subject to regulatory approval, on June 30, 2014 and on June 30 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par. These shares qualify as capital for Canadian regulatory purposes, and the proceeds of the issue of these shares are being used for general corporate purposes, including investments in subsidiaries.
24     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
On March 31, 2009, SLF Inc. issued $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due in 2019. These debentures bear interest at a fixed rate of 7.90% per annum payable semi-annually until March 31, 2014, and at a variable rate equal to the Canadian dollar offered rate for three-month bankers’ acceptances plus 7.15% thereafter until maturity on March 31, 2019. Subject to regulatory approval, SLF Inc. may redeem the debentures in whole or in part at the greater of par or the Canada yield price prior to March 31, 2014, and at par on or after March 31, 2014, together with the unpaid and accrued interest. The debentures are direct unsecured subordinated obligations of SLF Inc. and rank equally with all other subordinated unsecured indebtedness of SLF Inc. These debentures qualify as capital for Canadian regulatory purposes, and the proceeds of the issue of these debentures are being used for general corporate purposes, including investments in subsidiaries.
ii) COMMON SHARES PURCHASED FOR CANCELLATION AND DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
On January 11, 2009, the Company’s normal course issuer bid program that covered the period from January 12, 2008 to January 11, 2009 expired. SLF Inc. did not purchase any common shares under this program in 2009.
On May 12, 2009, SLF Inc. announced amendments to its Canadian Dividend Reinvestment and Share Purchase plan (the “Plan”). Under the Plan, Canadian-resident common and preferred shareholders may choose to automatically have their dividends reinvested in additional common shares of SLF Inc. Participants in the Plan may also purchase common shares through the Plan, up to a maximum of fifty thousand dollars per year. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average market price determined in accordance with the Plan or direct that common shares be purchased on behalf of Plan participants through the Toronto Stock Exchange (TSX) at the market price. Common shares acquired by Plan participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount to the market price. Prior to the amendments to the Plan, all common shares acquired on behalf of Plan participants were purchased through the TSX at the market price. SLF Inc. will announce each quarter whether common shares will be purchased under the Plan through the TSX or be newly issued from treasury and, if issued from treasury, the discount, if any. On June 30, 2009, SLF Inc. issued approximately 1 million common shares from treasury at a discount of 2% for reinvested dividends and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.
7. Senior debentures
On June 30, 2009, SLF Inc. issued $300 principal amount of Series D Senior Unsecured 5.70% debentures. These debentures bear interest at a fixed rate of 5.70% per annum payable semi-annually until maturity on July 2, 2019. Prior to their maturity, SLF Inc. may redeem the debentures, in whole or in part, at the greater of par and the Canada yield price. These debentures are direct senior unsecured obligations of SLF Inc. and rank equally with all other unsecured and unsubordinated indebtedness of SLF Inc. The proceeds of the issue of these debentures are being used for general corporate purposes, including investments in subsidiaries.
8. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included below.
FAIR VALUE AND CASH FLOW HEDGES
Results for the hedging relationships for the three and six months ended June 30, 2009 and June 30, 2008 are as follows:

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Fair Value Hedges
Income (loss) arising from hedge ineffectiveness	$3	$(2)	$6	$3
Cash Flow Hedges(1)
Income (loss) due to amounts excluded from hedge effectiveness assessment	$(1)	$(1)	$—	$(2)

(1)	Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2010, 2011 and 2012 and foreign currency forwards hedging the variation in the cash flows associated with the anticipated purchase of Lincoln U.K. (Note 3). The amounts included in accumulated other comprehensive income (OCI) related to the equity forwards are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period, while the amounts accumulated in OCI related to the foreign currency forwards will be reclassified to the purchase price upon the closing of the acquisition. The Company expects to reclassify a gain of $6 (loss of $2 in 2008) from accumulated OCI to net income within the next 12 months.
Sun Life Financial Inc. | sunlife.com      25

Condensed notes to the interim consolidated financial statements (unaudited)
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consist of the following:

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Bonds	$2,394	$(1,256)	$1,736	$(2,116)
Stocks	442	87	222	(199)
Other invested assets	15	(6)	(12)	(33)
Cash equivalents and short-term securities	7	(1)	7	—

Total changes in fair value of held-for-trading assets	$2,858	$(1,176)	$1,953	$(2,348)

C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED FINANCIAL ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment as at the consolidated balance sheet dates presented; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	June 30, 2009		December 31, 2008		June 30, 2008

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$5,788	$1,067	$7,041	$1,875	$7,403	$538
Available-for-sale stocks(1)	297	90	430	176	363	116
Available-for-sale other invested assets(2)	208	37	194	21	122	24

Total temporarily impaired financial assets	$6,293	$1,194	$7,665	$2,072	$7,888	$678

(1)	These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $7 as at June 30, 2009 ($7 and $14 as at December 31, 2008 and June 30, 2008, respectively).

(2)	These assets include available-for-sale limited partnerships and other invested assets with a carrying value of $245 as at June 30, 2009 ($215 and $146 as at December 31, 2008 and June 30, 2008, respectively).
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
Changes in the fair value of available-for-sale assets are recorded to unrealized gains and (losses) in OCI. Where there is objective evidence that an available-for-sale asset is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets in the interim consolidated statements of operations.
The Company wrote down $47 and $119 of impaired available-for-sale assets recorded at fair value during the three and six months ended June 30, 2009 ($4 and $11 in the three and six months ended June 30, 2008). These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy.
iii) IMPAIRMENT OF HELD-FOR-TRADING ASSETS
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the consolidated statement of operations for the period.
The net charge to the interim consolidated statements of operations attributable to impairments of held-for-trading assets backing actuarial liabilities for the three and six months ended June 30, 2009 amounted to $163 and $256 ($8 and $5 in the three and six months ended June 30, 2008).
26     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
9. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2008 annual consolidated financial statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets.
A description of the interest and equity risk associated with policyholder obligations and how this risk is managed is included in Note 9 of the 2008 annual consolidated financial statements.
MARKET RISK SENSITIVITY
The equity and interest rate sensitivities below are forward-looking statements. These are measures of the Company’s estimated net income and OCI sensitivities to the changes in interest rates and equity market levels described below, based on a starting point and business mix in place as of June 30, 2009. Each of these sensitivities is determined independently and therefore generally assumes that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the shocks illustrated below, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the June 30, 2009 calculation date for these sensitivities.
These sensitivities reflect the composition of the Company’s assets and liabilities as of June 30, 2009. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the June 30, 2009 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge rebalancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
Similarly, the net income sensitivities are based on financial reporting methods and assumptions in effect as of June 30, 2009. Changes in accounting or actuarial valuation methods, models or assumptions, including the prospective equity and interest rate actuarial assumption changes described in Note 10, could result in material changes to these reported sensitivities.
Changes in interest rates and equity market prices in excess of the ranges illustrated may result in greater than proportional impacts, particularly on a decrease in interest rates.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying income sensitivity of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future earnings. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings impacts will be within the indicated ranges.
Additional information concerning the Company’s sensitivities is included under “Critical Accounting estimates - Benefits to policy holders” and “Risk Management” in the 2008 Annual Management’s Discussion & Analysis, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
i) INTEREST RATE RISK
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments. The estimated impact on the Company’s policyholder obligations of an immediate parallel increase of 1% in interest rates as at June 30, 2009, across the yield curve in all markets, would be an increase in net income in the range of $100 to $150. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $200 to $275.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at June 30, 2009, across the yield curve in all markets, would result in an estimated after-tax decrease in OCI in the range of $325 to $375. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI in the range of $325 to $375.
Sun Life Financial Inc. | sunlife.com     27

Condensed notes to the interim consolidated financial statements (unaudited)
ii) EQUITY RISK
The estimated impact on the Company’s policy holder obligations from an immediate 10% increase across all equity markets as at June 30, 2009, would be an increase in net income in the range of $150 to $225. Conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $200 to $275.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at June 30, 2009, would result in an estimated after-tax increase in OCI in the range of $50 to $100. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI in the range of $50 to $100.
These sensitivities assume that the Company’s actual equity exposures exactly match the broader equity markets. Since in practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ from the market shocks illustrated above.
10. Changes in actuarial liabilities
Changes in actuarial liabilities for the three and six months ended June 30, 2009, and June 30, 2008, are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Actuarial liabilities, beginning of period	$81,111	$77,508	$79,241	$77,936

Change in liabilities on in-force business(1)	1,328	(1,781)	576	(3,923)
Liabilities arising from new policies	1,218	781	2,498	1,383

Significant changes in assumptions or methodology:(2)
Gross increases	260	—	260	—

Increase (decrease) in actuarial liabilities	2,806	(1,000)	3,334	(2,540)

Actuarial liabilities before the following:	83,917	76,508	82,575	75,396
Effect of changes in currency exchange rates	(2,498)	(242)	(1,156)	870

Actuarial liabilities, June 30	81,419	76,266	81,419	76,266
Add: Other policy liabilities	2,182	1,942	2,182	1,942

Actuarial liabilities and other policy liabilities, June 30	$83,601	$78,208	$83,601	$78,208

(1)	Due to the enactment of the tax rules described in Note 11, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.

(2)	The increase in actuarial liabilities in 2009 includes $146 from strengthening default assumptions on mortgages, and $114 due to increased cost of debt instruments used to cover United States statutory reserve requirements.
FUTURE IMPACT OF PROSPECTIVE ACTUARIAL ASSUMPTION CHANGES
In the third quarter of 2009, the Company expects to update the equity related assumptions used to value variable annuity and segregated fund liabilities in accordance with professional guidance.

In addition, it is expected that updates to the interest rate related assumptions used in various valuation models will also result in additional reserves in the third quarter of 2009. These updates are being driven primarily by new criteria provided by a committee of the Canadian Institute of Actuaries.

While the precise impact of these changes is not yet determinable, the Company estimates that the total unfavourable net income impact of these changes will be in the range of $450 to $550 after-tax, including revisions to Conditional Tail Expectations (CTE levels) and other management actions. These impacts are based on equity and interest rate levels as at June 30, 2009.
11. Income taxes
A) INCOME TAXES EXPENSE (BENEFIT)
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments—Recognition and Measurement. During the first quarter of 2009, tax rules relating to this Section were enacted. The enactment of these tax rules increased the tax benefit recorded in income taxes expense (benefit) in the interim consolidated statements of operations by approximately $174 in the first quarter of 2009. This tax benefit was partially offset by an increase in actuarial liabilities of $135 as described in Note 10, resulting in a net increase in total net income of $39 in the first quarter of 2009.
The impact of enactment of the above tax rules combined with the impact of a lower level of earnings in the Company as a whole, including losses in higher taxed jurisdictions, most notably SLF U.S., have given rise to the income tax recovery for the six months ended June 30, 2009.
28     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
B) INCOME TAXES INCLUDED IN OCI
OCI included in the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three and six months ended June 30, 2009 and June 30, 2008:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Unrealized foreign currency gains and losses on net investment hedges	$(4)	$(19)	$4	$(12)
Unrealized gains and losses on available-for-sale assets	(233)	47	(149)	101
Reclassifications to net income or loss for available-for-sale assets	6	7	(7)	13
Unrealized gains and losses on cash flow hedging instruments	(30)	(27)	(30)	6
Reclassifications to net income for cash flow hedges	3	(1)	—	(3)

Total income taxes benefit (expense) included in OCI	$(258)	$7	$(182)	$105

12. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three and six months ended June 30, 2009 and June 30, 2008:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Pension benefit cost	$9	$10	$18	$20
Other post-retirement benefit expense (income)	$—	$(1)	$—	$(3)

13. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
In 2008, the Company held an equity investment in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). The Company received distribution fees from CI Financial for sales of its products by agents licensed through the Company. Distribution fees for the three and six months ended June 30, 2008, of $37 and $74, respectively, were included in fee income in the interim consolidated statements of operations. The Company’s investment in CI Financial was sold on December 12, 2008, and as a result, CI Financial is no longer a related party of the Company.
14. Commitments, guarantees and contingencies
In 2007, SLF Inc. guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
Sun Life Financial Inc. | sunlife.com     29

Condensed notes to the interim consolidated financial statements (unaudited)
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2009
Revenue	$19	$6,079	$2,545	$77	$8,720
Shareholders’ net income	$608	$271	$361	$(632)	$608

June 30, 2008
Revenue	$90	$3,226	$1,310	$(215)	$4,411
Shareholders’ net income	$536	$352	$156	$(508)	$536

Results for the six months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2009
Revenue	$28	$9,536	$4,232	$(48)	$13,748
Shareholders’ net income	$413	$389	$70	$(459)	$413

June 30, 2008
Revenue	$195	$6,458	$2,060	$(416)	$8,297
Shareholders’ net income	$1,087	$714	$300	$(1,014)	$1,087

Assets as at
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2009
Invested assets	$22,000	$81,084	$25,344	$(20,306)	$108,122
Total other assets	$1,374	$10,758	$5,831	$(5,438)	$12,525
Actuarial and other policy liabilities	$—	$67,534	$16,145	$(78)	$83,601
Total other liabilities	$5,491	$13,729	$8,339	$(8,503)	$19,056

December 31, 2008
Invested assets	$20,393	$81,169	$24,103	$(18,787)	$106,878
Total other assets	$4,844	$10,912	$8,942	$(11,743)	$12,955
Actuarial and other policy liabilities	$—	$65,954	$15,484	$(27)	$81,411
Total other liabilities	$7,934	$15,729	$12,242	$(14,892)	$21,013

June 30, 2008
Invested assets	$21,354	$77,667	$22,381	$(19,258)	$102,144
Total other assets	$5,901	$10,106	$11,050	$(15,626)	$11,431
Actuarial and other policy liabilities	$—	$64,166	$13,961	$81	$78,208
Total other liabilities	$9,772	$13,593	$13,195	$(18,775)	$17,785

30     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
15. Foreign exchange gain/loss
The net foreign exchange loss of $4, equivalent to the proportionate amount of the foreign exchange loss accumulated in the unrealized foreign currency translation gains (losses) in accumulated other comprehensive income from the Company’s self-sustaining foreign operations, was recognized in net investment income in the second quarter of 2009. There was no similar foreign exchange loss for the three and six months ended June 30, 2008.
16. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. As at June 30, 2009, the Company’s maximum exposure to loss related to all of these investments is $325 which is the carrying amount of these assets.
Sun Life Financial Inc. | sunlife.com      31